200 – 224 4th Avenue South Saskatoon, SK Canada S7K 5M5 Phone: (306)668-7505 Fax: (306)668-7500 Internet: www.clauderesources.com e-mail: clauderesources@clauderesources.com

November 13, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC   20549

Attention:   Mark C. Shannon
     Branch Chief

Dear Sir:

Re:	Claude Resources Inc. Form 40-F for Fiscal Year Ended December 31, 2008 Filed March 30, 2009 File No. 001-31956

Further to your September 29, 2009 correspondence, please find below, written response to your comments.  For your ease of review each of your comments (summarized where appropriate) will be listed first followed by Claude’s response in italics:

1.	Comment

We note that your EDGAR filing of Form 40F does not include page numbers.  Please ensure that you paginate future filings.

Response

The Company will ensure that all future filings will be paginated.

2.	Comment

With respect to Disclosures Controls and Procedures, the Company’s disclosure of effectiveness appears limited in its scope.  Please modify your disclosure to remove the limitation noted in the quotation above.

Response

As requested, please find a sample of our proposed modified Disclosure Controls and Procedures disclosure:

Claude Resources Inc. (the “Registrant”) maintains disclosure controls and procedures designed to ensure that information required to be disclosed in the Registrant’s filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the “SEC”).  The Registrant’s Chief Executive Officer and Chief Financial Officer, after having evaluated the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report have concluded that, as of such date, the design and operation of the Registrant’s disclosure controls and procedures were effective.  However, as recommended by the SEC in its adopting release, the Registrant will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

The scope limitation will be removed from all future disclosure.

3.	Comment

i)
We note you disclose that revenue from gold sales is recognized when the rights and obligation of ownership pass to buyer.  Please expand your disclosure to indicate more precisely when the rights of obligations of ownership pass to the buyer in your sales of gold (i.e. at what point do the rights and obligations pass in relation to the physical possession and delivering of the inventory); and

ii)
We also note your revenue is adjusted subsequent to initial recognition as a result of final determinations of metal weights and assays.  Please expand your disclosure to identify the prices you use at the time of initial recognition (e.g. spot or forward) and how you account for change in prices between initial recognition and final.

Response

The following expanded revenue recognition disclosure is suggested:

i)
Revenue from the sale of metals is recognized in the accounts when the significant risks and rewards of ownership have passed.  This is when persuasive evidence of an arrangement exists, title and insurance risk passes to the buyer, collection if reasonably assured and the price is reasonably determinable.

ii)
You will also note in this proposed disclosure that “Settlement adjustments arising from final determination of metal weights and assays are reflected in sales when determined” has been removed as these adjustments are immaterial.

4.	Comment

We note that your website and some press releases refer to or use the terms “measured,” “indicated,” and “inferred,” resources.  If you continue to make references on your web site or press releases to reserve measure, other than those recognized by the SEC, please accompany such disclosure with [appropriate cautionary language].  Please indicate the location of this disclaimer in your response.

Response

The Company proposes the following cautionary language:

Cautionary note to US investors concerning resource estimates

Resource Estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use certain terms such as “measured,” “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves.” Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Compliance with Canadian Securities Regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our annual report on Form 40-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

In our third quarter Management’s Discussion and Analysis, this disclosure was located above our “Caution Regarding Forward-Looking Information”.  This disclosure will also be located in a similar location for the annual Management’s Discussion and Analysis.

With respect to our website, similar language will appear on a “Disclaimer” page within the “Investors” section.

5.	Comment

We note in your reserve table you label material as measured, indicated and inferred reserves.

Response

This is a typographical error and will be shown in a table corrected together with comments 6 and 7 below.

6.	Comment

Please note that proven reserves may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined and an explanation is included with your filing.  Absent this condition, proven and probable reserves should be segregated.  Please segregate your proven reserves from your probable reserves.

Response

As per your request, the segregation of proven and probable reserves will be reflected in a table along with comments 5 and 7 below.

7.	Comment

We note in your footnotes that the cutoff breakeven value is calculated using a C$1000 per ounce gold value.  Generally, the historic three-year average commodity price is used in any reserve estimate or cash flow analysis used to designate reserves.  Please clearly state the gold price used to calculate your reserve estimate and provide a reserve estimate using the three-year historic average for comparison.

Response

As requested, the Company will also use the historic three-year average commodity price in calculating its reserve estimate.  The Canadian dollar gold price used was $787 per ounce.

Please find below a copy of the Company’s reserve and resource table as it would be corrected and filed for next year (this includes responses to comments 5 through 7).  We have included the 2008 numbers in our response but note that next year they will be revised and updated to conform with this presentation.

Seabee Mining Area, Mineral Reserves and Mineral Resources
December 31, 2008
Claude Resources Inc. Mineral Reserves and Mineral Resource Table (SEC Price Deck, DECEMBER 31, 2008)
Proven Mineral Reserves
Projects	Tonnes	Grade (g/t)	~Ozs (Au)
Seabee	136,100	7.99	34,962
Santoy 7	0	0.00	0
Santoy 8	0	0.00	0
Porky Main	0	0.00	0
Porky West	6,289	6.58	1,330
Totals	142,389	7.93	36,292
Probable Mineral Reserves
Projects	Tonnes	Grade (g/t)	~Ozs (Au)
Seabee	187,200	10.87	65,422
Santoy 7	46,100	8.68	12,865
Santoy 8	177,328	7.02	40,023
Porky Main	0	0.00	0
Porky West	55,167	4.18	7,414
Totals	465,795	8.40	125,724
Measured Mineral Resources
Projects	Tonnes	Grade (g/t)	~Ozs (Au)
Seabee	178,600	5.84	33,534
Santoy 7	8,135	4.88	1,276
Santoy 8	0	0.00	0
Porky Main	0	0.00	0
Porky West	20,914	5.11	3,436
Totals	207,649	5.73	38,246
Indicated Mineral Resources
Projects	Tonnes	Grade (g/t)	~Ozs (Au)
Seabee	49,200	6.99	11,057
Santoy 7	0	0.00	0
Santoy 8	545,625	8.98	157,529
Porky Main	160,000	7.50	38,581
Porky West	0	0.00	0
Totals	754,825	8.54	207,167
Inferred Mineral Resources
Projects	Tonnes	Grade (g/t)	~Ozs (Au)
Seabee	949,000	8.19	249,886
Santoy 7	0	0.00	0
Santoy 8	391,500	8.08	101,703
Porky Main	70,000	10.43	23,473
Porky West	75,906	6.39	15,594
Total Inferred Mineral Resources	1,486,406	8.17	390,656

Also for your information the Company understands that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments does not preclude the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CLAUDE RESOURCES INC.

/s/ Rick Johnson

Rick Johnson

Chief Financial Officer
Vice President Finance

RJ/mgm